                                                            DECHERT LLP

                                                           1775 I Street, N.W.

                                                         Washington, DC 20006

June 8, 2007

Via EDGAR

Mr. Larry L. Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Marsico Investment Fund (the "Registrant")
(Registrations Nos. 333-36975 and 811-08397)
Post-Effective Amendment No. 18

Dear Mr. Greene:

This letter responds to comments you provided in a telephonic discussion on Tuesday, May 15, 2007 on the above-referenced Post-Effective Amendment. Summaries of the comments, and our responses thereto, are provided below. All page references relate to the EDGAR filing.

Comments on the Prospectus

1.	Comment: Will a legal opinion be submitted with the 485(b) filing?

Response: Yes.

2.	Comment: Page following table of contents (Your Guide to the Prospectus) - Form N-1A does not require such an introductory page and this may lead to a redundancy of certain information.

Response: Registrant believes this page provides shareholders with a brief overview of the Fund and helps direct shareholders to key portions of the Prospectus.

3.

Comment: Page 3 (The Goal and Principal Investment Policies of the Fund) - Investments in three countries including the U.S. as stated in the following sentence is not sufficient for an investment company that uses the word "global" in its name: The Fund will invest its assets in various regions and countries, including the U.S., that encompass not less than three different countries overall. The Fund should be invested in more than ten countries other than the U.S.

Response: The source of the language relating to "not less than three different countries" is a January 3, 1991 Letter to Registrants (at II.A.2) in which the Division of Investment Management stated that it "suggest[s] that a global fund should have a policy requiring investment in at least three different countries ...." In the proposing release to Rule 35d-1[1], the SEC noted (in footnote 38) that "in the past the Division distinguished between "global" and "international" investment companies by suggesting that an investment company with "global" in its name invest in securities of at least 3 different countries (which may include the United States) and that an investment company with "international" in its name invest in securities of at least 3 countries outside the United States... The Division no longer distinguishes the terms "global" and "international."" While there may no longer be a distinction between these terms, Registrant is not aware of any authority that has superseded the "three countries including the United States" test for global funds and, further, understands that this is common terminology used throughout the industry and would prefer to be consistent with disclosure contained in the prospectuses for other global funds. Additionally, Registrant believes it may be potentially misleading to an investor to use non-industry standard descriptions for a global fund product.

___________________________ [1] Investment Company Names (IC-22530) (February 27, 1997).

4.	Comment: Page 3 (Other Investment Policies of the Fund) - Please clarify if these "other investment policies" are principal investment policies and revise the heading accordingly.

Response: The section entitled "Other Investment Policies of the Fund" expands on some of the investments the Fund may hold. For example, it notes that the Fund may invest without limit in foreign securities, a type of security discussed above this section in the section entitled "Goal and Principal Investment Policies of the Fund." Registrant prefers to leave the caption "Other Investment Policies of the Fund" unchanged.

5.

Comment: Page 3 (Other Investment Policies of the Fund) - Please describe what sorts of foreign securities the Fund may invest in as noted in bullet one and indicate if this includes debt or equity securities?

Response: On page 6, Registrant provides greater detail on foreign securities and, in part, discloses that "[t]he Fund may invest without limit in foreign securities. Foreign securities include the debt securities of foreign governments and the equity or debt securities of companies principally traded on non-U.S. securities markets, including securities traded in a foreign country as European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") or otherwise."

6.

Comment: Page 4 (Other Investment Policies of the Fund) - Under the fifth bullet point discussing investments in other investment companies, please specify whether such other investment companies are affiliated or unaffiliated and provide additional detail to the concept that shareholders will bear indirectly the costs of the other investment companies as well as the costs associated with investments in the Fund.

Response: At the present time, the Fund's investment adviser does not intend to invest the Fund's assets in affiliated investment companies and will add the following disclosure: "The Fund does not intend to invest in affiliated investment companies." At page 5 under the caption "Investment Companies", Registrant discusses the types of investment companies in which the Fund may invest. Finally, Registrant will add the following sentence as the last sentence to the fifth bullet point: "These expenses would be in addition to the advisory and other expenses that the Fund bears in connection with its own operations."

7.

Comment: Page 4 (Other Investment Policies of the Fund) - Under the sixth bullet point, disclose the concept that when the Fund operates in the manner explained in this paragraph, it is not pursuing its investment objective.

Response: Registrant will add the following disclosure: "This may result in the Fund not achieving its investment goal during that period."

8.

Comment: Pages 4-5 (Other Investment Policies of the Fund) - Explain why the categories of "mortgage- and asset-backed securities", "high-yield bonds", "fixed income securities" and "variable income securities" are included as the Fund's investment objective is long-term growth of capital.

Response: Under the third bullet point under the caption of "Other Investment Policies of the Fund" at page 3 of the Prospectus, Registrant notes that the Fund may invest up to certain percentages of its assets in fixed income securities, high-yield securities and mortgage and asset-backed securities. While these investments will not represent a large portion of the Fund's portfolio as it primarily invests in the common stocks of U.S. and foreign companies that are selected for their long-term growth potential, Registrant provides descriptions of these types of investments because they may range from 5% - 10%, at times and depending on the type of investment, of the Fund's total assets. Registrant believes providing a description of these types of investments is pertinent and informative for investors.

9.	Comment: Page 5 (Diversified vs. Non-Diversified) - Please explain why this caption is needed in a prospectus containing a fund that is diversified.

Response: Registrant notes on page 3 of the Prospectus that the Fund is a "diversified" portfolio. It provides this definition of diversified vs. non-diversified to give shareholders more information on this concept. Additionally, this Fund is part of a fund complex containing six funds (two of which are non-diversified funds) and eventually will be added to the combined prospectus for the fund complex. These terms are used throughout the combined prospectus and Registrant believes that their use in this Fund's Prospectus is relevant for an investor.

10.	Comment: Page 10 (Issuer Concentration Risk) - It appears that this paragraph is mixing the concepts of concentration and diversification. Why does the word "diversified" appear in quotation marks?

Response: Registrant explains on page 5 of the Prospectus the difference between a diversified and a non-diversified fund and notes, in part, that non-diversified funds may invest a greater percentage of their assets in the securities of fewer issuers. The discussion of concentration risk is designed to provide investors with further information on the risks of holding a smaller portfolio of securities as opposed to other mutual funds. Registrant notes that even while the fund is categorized as diversified it may tend to have fewer holdings than other mutual funds and, as such, concentration risk may apply. While the concepts of diversification and concentration may naturally overlap, Registrant believes its description of diversification at page 5 derived from the 1940 Act and its description of concentration are accurate. A fund may have a concentrated portfolio while still remaining a diversified fund under the 1940 Act. Registrant uses quotations around the word "diversified" because it has defined this term. This is consistent with other terminology expressed in quotation marks throughout the Prospectus.

11.

Comment: Page 10 (Shareholder Fees) - The fees stated in the paragraph following this caption (e.g., the $15.00 wire charge and annual account maintenance fee) should be presented in the fee table and not in a paragraph prior to the table.

Response: Prior to January 31, 2004, Registrant presented the dollar amount of these charges in the fee table. During the review of its Post-Effective Amendment No. 9 to its registration statement filed November 27, 2002, Registrant received a telephonic comment from SEC reviewer Randy Koch that it should not place these fees in the fee table but rather they should be placed above or below the table in a narrative discussion or in a footnote to the table. Registrant made these suggested changes to its registration statement. Form N-1A allows fees that apply only to certain shareholders (as is the case with these fees, which are applicable only to retirement shareholder accounts and certain wire transfers) to be placed in footnotes or narratives as opposed to in the fee table (Form N-1A, Item 3, Instructions 2 (c) and (d)). Registrant prefers to keep the disclosure of the fees in a narrative format prior to the fee table. Registrant also provides additional disclosure of these fees under the caption "Retirement Plan Services" on page 26 of the prospectus. There is a cross-reference to "Retirement Plan Services" in the paragraph on p. 10 directly preceding the fee table.

12.

Comment: Page 11 (Fee Table / Line Item (Fee Waivers) Recoupment) - Replace the words "fee waivers" in this line item and in the accompanying footnote 4 with "reduction" or similar terminology as waiver suggests that fees are not subject to recoupment.

Response: Registrant uses the term "recoupment" in this line item to prominently reflect that a fee recoupment may be applicable to the Fund. Registrant believes that this term as well as the explanatory text presented in footnote (4) to the table are sufficient to inform an investor of the possibility that previously waived fees may be recouped.

13.	Comment: Page 11 (Fee Table; Footnote 4) - Any expense limitation agreement should be filed with the registration statement as an exhibit.

Response: Registrant files any expense limitation agreements under Exhibit (h) in Part C of the registration statement. Registrant has noted in this registration statement under Exhibit (h)(12) that it will file by amendment the expense limitation agreement pertaining to the Fund. Registrant will make such filing in an upcoming 485(b) filing.

14.

Comment: Page 11 (Annual Fund Operating Expenses) - Confirm that the fee table should not include a line item entitled "acquired fund fees and expenses" since the Prospectus does contain disclosure on the Fund's potential investments in other investment companies.

Response: Registrant has estimated that less than 1 basis point of the Fund's expenses would be attributable to "acquired fund fees and expenses". As such, and pursuant to Instruction 3(f)(i) of Item 2 of Form N-1A, Registrant has in lieu of adding "acquired fund fees and expenses" as a separate line item included these estimated amounts under the subcaption "Other Expenses" in the fee table.

15.

Comment: Page 11 (Fee Table / footnotes) - All footnotes should follow the "Example" at page 12 as opposed to being presented directly under the "Shareholder and Annual Fund Operating Expenses" tables as the "Example" is to directly follow the tables.

Response: Registrant believes the placement of the fee table footnotes is appropriate. If Registrant were to move the footnotes, which relate directly to the Shareholder and Annual Fund Operating Expenses table and not to the Example, so that they followed the Example, the footnotes would appear on a subsequent page and may not be obvious to an investor who is reading the table.

16.	Comment: Page 13 (Pricing of Fund Shares) - Please provide disclosure as to when the New York Stock Exchange is closed.

Response: Registrant will add the following: In addition to Saturday and Sunday, the Exchange is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, as observed.

17.

Comment: Page 19 (Investments Made Through Financial Services Agents) - Please explain, with regard to the following sentence, what the maximum payments are under the Fund's Rule 12b-1 Plan and please describe the Plan: "The Fund may pay distribution fees under Rule 12b-1 to financial services agents to cover Fund distribution costs and other costs."

Response: Registrant discloses on page 11 of the Prospectus under footnote (1) to the fee table that: "[t]he Fund has adopted a Rule 12b-1 plan which allows the Fund to pay distribution and other fees for the sale and distribution of its shares and for services provided to shareholders. The maximum level of distribution expenses is 0.25% per year of the Fund's average net assets. As these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment, reduce your investment returns, and may cost you more than paying other types of sales or distribution charges."

18.

Comment: Page 19 (Investments Made Through Financial Services Agents) - Please clarify, with regard to the following sentence, whether such payments are made from the investment adviser's profits: "The Adviser may also use its own resources to pay financial services agents to help cover distribution or administrative costs."

Response: Registrant will revise the sentence as follows: The Adviser may, at its own expense and out of its legitimate profits, ~~also use its own resources to~~ pay financial services agents to help cover distribution or administrative costs.

19.	Comment: Page 24 (Redemption In Kind) - Please add the words "and taxes, if any" following "may incur brokerage charges . . . " in the last sentence in this section.

Response: Comment taken.

Comments on the Statement of Additional Information:

1.

Comment: Page 2 (Fundamental Investment Restrictions) - With regard to fundamental investment restriction number 7 and its reference to "reverse repurchase agreements", please clarify the total amount of reverse repurchase agreements and bank borrowings the Fund has as well as the maximum amount it may have.

Response: As the Fund is not yet operational, Registrant can only estimate that it is unlikely it will utilize reverse repurchase agreements as it does not typically do so in the other funds in the complex. Additionally, with regard to bank borrowings, Registrant generally does not expect to utilize its ability to borrow from banks, except as necessary to cover routine overdrafts.

With regard to bank borrowings, fundamental investment restriction 7 clearly sets forth that the Fund may borrow for temporary or emergency purposes (and not for leveraging or investment) in an amount not exceeding 33 1/3% of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings). For purposes of fundamental investment restriction 7, reverse repurchase agreements are not considered "borrowings." Registrant discusses on page 29 of its Statement of Additional Information repurchase and reverse repurchase agreements. While the Fund is not limited as to the amount that it may invest in a reverse repurchase agreement, the Prospectus does state that the Fund, "while a reverse repurchase agreement is outstanding, will maintain cash and appropriate liquid assets in segregated custodial accounts to cover its obligation under the agreement." Pursuant to the Fund's policy, it will only enter into such agreements with parties that the investment adviser deems creditworthy. Additionally, on page 29 of the Statement of Additional Information Registrant discloses certain risks involved with the use of such agreements and provides that: "[u]sing reverse repurchase agreements to earn additional income involves the risk that the interest earned on the invested proceeds is less than the expense of the reverse repurchase agreement transaction. This technique may also have a leveraging effect on the Fund's portfolio, although the Fund's intent to segregate assets in the amount of the reverse repurchase agreement minimizes this effect."

2.

Comment: Page 3 (Fundamental Investment Restrictions) - In the first full paragraph following the seventh fundamental investment restriction (paragraph re-printed below) please (i) explain the meaning of the word "preserve" on the second line; (ii) explain with regard to the last sentence, the authority for determining status as a diversified company on a quarterly basis as it appears to be inconsistent with Section 5 of the 1940 Act; (iii) cite to the 10% voting limitation; and (iv) ensure the paragraph tracks the relevant rules and determine if references to other investment companies should be made in the portion of the paragraph that discusses "cash items and government securities."

In addition to the foregoing, as a fundamental policy, the Fund is a diversified investment company. To help preserve this status, the Fund may not own more than 10% of the outstanding voting securities of any one issuer and, as to seventy-five percent (75%) of the value of its total assets, the Fund may not purchase the securities of any one issuer (except cash items and "government securities" as defined under the 1940 Act), if immediately after and as a result of each such purchase, the combined value of all purchases of the holdings of the Fund in the securities of such issuer (calculated separately for each purchase based on the percentage of total assets it constituted at the time of purchase) would exceed 5% of the value of the Fund's total assets. Subsequent changes in the market value of each purchase after the time it was purchased do not affect this calculation. As an alternative to making this calculation at the time of each purchase of securities, the Fund may instead determine its status as a diversified company not less frequently than quarterly, and may disregard interim changes in its total assets due to changes in the market value of its investments insofar as such changes might otherwise affect the Fund's classification as a diversified company.

Response: With regard to (i), the word "preserve" is intended to illustrate to an investor what the Fund must do in order to retain its status as a diversified investment company. With regard to (ii), the authority for quarterly computations is stated in Rule 5b-1 under the 1940 Act. Further, in a no-action letter,[2] the staff has stated that "Rule 5b-1 interprets the term 'total assets', for the purpose of Sections 5 and 12 of the Act, to [mean] 'the gross assets of the company with respect to which the computation is made, taken as of the end of the fiscal quarter of the company last preceding the date of computation.' Rule 2a-2 also provides for quarterly computations. These rules were designed to simplify the computations which a company must make to determine whether it is a diversified or non-diversified company. The effect of these rules is to permit diversified investment companies to disregard changes in total assets between quarter ends." Registrant will revise the sentence in this paragraph as follows: "As an alternative to making ~~this~~ the total asset calculation . . ." With regard to (iii), the discussion on the 10% voting limitation is provided in line 2-3 of the paragraph. Finally, with regard to (iv), the paragraph was drafted to illustrate what the Fund may not own in terms of owning securities of any one issuer in its 75% "basket". As such, Registrant does not go into detail as to the securities the Fund may own but explains the restrictions on the Fund with regard to the 75% portion of the diversification test.

__________________________ [2] Armstrong Associates, Inc. (pub. available Sept. 9, 1973).

3.

Comment: Page 4 (Additional Investment Restrictions) - In paragraph (e) please add disclosure to the effect that if qualified institutional buyers become disinterested in 144A securities, such securities previously determined to be liquid could become illiquid.

Response: At page 15 of the Statement of Additional Information under the caption "Illiquid Investments", Registrant provides additional detail on Rule 144A securities and, in pertinent part, states that "[i]nvesting in Rule 144A Securities could have the effect of increasing the level of illiquidity of the Fund's portfolio if the securities must be treated as illiquid because qualified institutional buyers are not interested in purchasing such Rule 144A Securities."

4.

Comment: Page 6 (Other Hybrid Equity-Related Securities and Investments) - Please explain this caption; is this intended to be an entire class of investments that is included only in the Statement of Additional Information and not in the Prospectus. If so, using the word "other" may not be necessary.

Response: Registrant will remove the word "Other" from this caption.

5.	Comment: Page 13 (Tender Option Bonds and Inverse Floaters) - Please confirm you are aware of the relatively recent accounting treatment with regard to tender option bonds and inverse floaters.

Response: Yes. The Fund, as not yet effective, does not hold such securities at this time and is unlikely to invest in them in the future.

6.	Comment: Page 29 (Repurchase and Reverse Repurchase Agreements) - Please confirm if the anti-leverage policy of 5% applies to reverse repurchase agreements.

Response: Registrant provides in the Fund's fundamental investment restriction 7 that it may borrow money for temporary or emergency purposes. Registrant further notes in this restriction that it will not purchase securities while its borrowings exceed 5% of its total assets. Registrant does not consider reverse repurchase agreements a "borrowing" and does not apply a 5% limitation to the Fund's investments in reverse repurchase agreements. This 5% limitation on purchases of securities would not be applicable to reverse repurchase agreements because in such an agreement the fund is selling, not purchasing, a security. As noted above in Response 1 to the comments on the Statement of Additional Information, Registrant will maintain cash and appropriate liquid assets in a segregated custodial account to cover its obligations under a reverse repurchase agreement.

7.

Comment: Page 33 (When-Issued, Delayed Delivery and Forward Transactions) - Please add disclosure as to whether segregated accounts are used to reduce the leverage effect with regard to these types of investments.

Response: Registrant will revise its existing disclosure as follows to clarify how segregated accounts are used in this context:

When-issued, delayed delivery and forward transactions generally involve the purchase of a security with payment and delivery at some time in the future--i.e., beyond normal settlement. New issues of stocks and bonds, private placements and U.S. government securities may be sold in this manner. The Fund does not earn interest on such securities until settlement, and the Fund bears the risk of market value fluctuations in between the purchase and settlement dates. ~~New issues of stocks and bonds, private placements and U.S. government securities may be sold in this manner.~~ [sentence moved up] The Fund will segregate cash or liquid assets having an aggregate value equal to the purchase price on the books and records of either the custodian or a broker until payment is made.

8.

Comment: Page 58 (Portfolio Manager Compensation) - With regard to the second paragraph under this caption, please note that if benchmarks do become relevant with regard to payment of portfolio management compensation, this information must be disclosed.

Response: Registrant is aware of such requirement.

9.

Comments: Page 60 (Disclosure of Current Portfolio Holdings) - Please provide further disclosure as to the names of entities that non-public current portfolio holdings information may be disclosed to and what such disclosure contains.

Response: Registrant will make the following revisions to the disclosure of current portfolio holdings in the SAI:

                        DISCLOSURE OF CURRENT PORTFOLIO HOLDINGS

The Fund has adopted the following policies and procedures relating to disclosure of the Fund's current portfolios. The policies and procedures are primarily implemented through related policies and procedures of the Trust and Marsico Capital, including the Trust's policies and procedures addressing market timing, the Trust's Code of Ethics, and Marsico Capital's insider trading policies and procedures. Taken together, these policies and procedures seek to assure that information about the Fund's current portfolios is not misused and appropriately addresses the potential for material conflicts of interest, while allowing disclosure of such information when appropriate to the Fund's operations or generally in the interests of the Fund's shareholders, and when there are reasonable expectations that disclosure of the current portfolio will not compromise the integrity or performance of the Fund.

These policies and procedures are primarily designed to address disclosures that identify the Fund and provide detailed information (including specific numbers of securities) about the Fund's current portfolio ("current portfolio of the Fund"). Information about securities holdings that are not identified as holdings of the Fund (such as, without limitation, information about aggregate holdings of multiple clients of the Adviser), or information that identifies the Fund and only one or a small number of holdings of the Fund without providing other detailed information about the Fund's current portfolio, generally does not expose the Fund to the harm that this policy seeks to avoid in preserving the confidentiality of information about the Fund's current portfolio.

Disclosure of Current Portfolio of the Fund to Shareholders and the Public. Under these policies and procedures a schedule of the portfolio of the Fund (excluding cash and cash equivalents) as of the end of a month is usually posted on the Marsico Funds website at www.marsicofunds.com approximately 30 days after the end of that month. Each calendar month's information will remain accessible on that website until the posting of the following month's schedule of holdings. You may view the Fund's schedule of portfolio holdings for the most recently posted month online at www.marsicofunds.com or obtain a copy of the schedule by calling 888-860-8686. The Fund also files a complete schedule of the portfolio holdings of the Fund on Form N-Q (for the first and third quarters of each fiscal year) and in the Trust' semi-annual and annual reports (for the second and fourth quarters of each fiscal year). Upon filing, the Fund's Forms N-Q and semi-annual and annual reports are available on the SEC's website at www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Section in Washington, DC. Information on the operation of the Public Reference Section may be obtained by calling (800) SEC-0330.

The Use of Current Portfolio of the Fund In Connection With Fund Operations. The Fund or Marsico Capital may disclose information about the current portfolio of the Fund to persons involved in Fund operations and related activities, including persons which, by explicit agreement or by virtue of fiduciary or other duties to the Fund or Marsico Capital, are required to maintain the confidentiality of the information disclosed, or to other persons that the Fund or Marsico Capital reasonably believe will not misuse the disclosed information, or to persons who are legally entitled to receive the information. These persons include: The Fund's Independent Trustees; Marsico Capital and its officers, directors, and employees; compliance, auditing, and other access persons of affiliates of Marsico Capital subject to a code of ethics; the Fund's auditors; the Fund's custodian and fund accountant; the Fund's administrator; broker-dealers in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities; proxy voting service providers; financial printers; pricing service vendors to the Fund or Marsico Capital; counsel to the Fund, to Marsico Capital, or to the Independent Trustees; regulatory authorities; and other service providers to the Fund or Marsico Capital.

Other Uses Of Current Portfolio of the Fund. In addition, the Fund or Marsico Capital may from time to time disclose information about the current portfolio of the Fund to certain parties not directly involved in Fund operations such as, for example, software system vendors that provide general services to Marsico Capital; third parties that calculate information derived from holdings for use by the Trust, Marsico Capital, or its affiliates; and ratings and rankings organizations. Disclosures of this type are generally reviewed by the Fund's Chief Compliance Officer or other Fund officers to determine whether, based on the specific facts and circumstances, the disclosure appears unlikely to result in harm to the Fund. Entities receiving this information generally must have non-disclosure agreements in place, or must have other control mechanisms reasonably designed to ensure that the disclosed information will not be misused (such as contractual, fiduciary, or other legal duties that foster reasonable expectations that the disclosed information will be protected), or must otherwise agree that: (a) the information will be kept confidential, (b) no employees shall use the information to effect trading for the entity or for employees' personal benefit, and (c) the nature and type of related information that they, in turn, may disclose to third-parties is reasonably limited.

~~At this time~~, Certain entities have been approved ~~that may~~ to receive information about the current portfolio of the Fund as described in this paragraph. Ongoing operations may at times necessitate that persons not listed below receive information about the current portfolio of the Fund, or that persons listed below may no longer receive such information: ~~include~~:

o

Software system vendors, including providers of trade order management systems (~~such as~~ Macgregor XIP), investment advisory accounting systems (~~such as~~ Advent Software, Inc.), and commission tracking software (~~such as~~ Cogent Consulting LLC), that may receive lists of securities contained in portfolios managed by Marsico Capital, including the current Fund portfolio, with or without weightings, in order to provide relevant software services to Marsico Capital;

o

Research services (~~such as~~ Factset, Bloomberg, and Institutional Shareholder Services) that may receive lists of securities contained in portfolios managed by Marsico Capital, including the current Fund portfolio, with or without weightings, in order to provide investment research or investment attribution analysis information to Marsico Capital;

o

Portfolio analysis services (~~such as~~ Factset and Mellon Analytical Solutions), which may receive lists of securities contained in portfolios managed by Marsico Capital, including the current Fund portfolio, with or without weightings, in order to provide statistical reports on portfolio characteristics and investment attribution analysis;

o

Ratings and rankings organizations (~~such as~~ Morningstar and Lipper), which may receive lists of securities contained in portfolios managed by Marsico Capital, including the current Fund portfolio, with or without weightings, in order to track performance and portfolio characteristics.

The Trust and Marsico Capital review the above list from time to time. ~~Ongoing operations may at times necessitate that persons not listed above must receive information about the current portfolio of the Fund, or that persons listed above may no longer receive such information.~~ The frequency of disclosure varies and may be as frequent as daily, with no lag.

The Fund does not regard information about the portfolio of the Fund that is more than six months old as current, and such information is not subject to these policies or procedures. Neither the Trust nor Marsico Capital knowingly enter into any arrangements in which they would receive compensation or other consideration in exchange for the disclosure of the Fund's current portfolio.

The Board of Trustees of the Trust exercises oversight of disclosure of the current portfolio of the Fund by reviewing and approving the related Fund and Marsico Capital policies and procedures discussed above, receiving periodic reports and other information about any material violations of these policies and procedures, and periodically reviewing and ratifying other relevant documents such as the Prospectus and Statement of Additional Information.

                                                                             * * * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

o	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

o

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

o	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                     * * *

Any questions you may have concerning this letter may be addressed to the undersigned at (202) 261-3371.

Thank you in advance for your attention to this letter.

Sincerely,

/s/ Cynthia D. Baughman
Cynthia D. Baughman